Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-221264

Obalon Therapeutics, Inc. Announces Two Agreements To Provide
Up To $30 Million of Capital
SAN DIEGO, CA – DECEMBER 27, 2018 – Obalon Therapeutics, Inc. (Nasdaq: OBLN),  a vertically integrated medical technology company with the first and only FDA-approved swallowable, gas-filled intragastric balloon system for the treatment of obesity, today announced that it has entered into two financing agreements that could enable the Company to access up to $30 million of capital.
LINCOLN PARK CAPITAL FUND AGREEMENT:
Obalon entered into a common stock purchase agreement and registration rights agreement (together, the “Agreements”) with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor, for up to $20.0 million.
Subject to the terms of the Agreements and following the filing and effectiveness of a registration statement, Obalon will have the right and the sole discretion to sell to LPC up to $20 million worth of shares over a 36-month period. Obalon will control the timing and amount of any future investment and LPC will be obligated to make purchases in accordance with the Agreements and at a purchase price that is based on the then prevailing market prices of the Company’s shares at the time of each sale to LPC. There are no upper limits to the price at which the shares may be sold to LPC.

LPC has agreed not to cause or engage in any manner whatsoever, in any direct or indirect short selling or hedging of shares of the Company’s common stock. No warrants, derivatives, financial or business covenants are associated with the Agreements.  In consideration for entering into the Agreements, Obalon has issued shares to LPC as a commitment fee. The Agreements may be terminated by the Company at any time, at its sole discretion, without any cost or penalty.

A more detailed description of the Agreements is set forth in the Company’s Current Report on Form 8-K as filed with the SEC.
AT-THE-MARKET OFFERING PROGRAM:
Obalon entered into an At-the-Market (ATM) equity offering sales agreement with Canaccord Genuity LLC. The ATM allows the Company, at its sole discretion, to issue common shares from treasury, at prevailing market prices, with an aggregate gross sales amount of up to $10 million.
In connection with the ATM, Obalon has filed a Prospectus Supplement with the Securities and Exchange Commission, under which it may issue and sell, from time to time, up to an aggregate of $10 million of its common stock (“Common Stock”) under an “at-the-market” equity offering program through Canaccord Genuity LLC. Sales of common stock, if any, under the ATM Program would be made by methods deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made through The Nasdaq Stock Market (Nasdaq) or any other trading market for the Common Stock, sales to or through a market maker, or in privately negotiated transactions.
A registration statement on Form S-3 relating to shares of Common Stock subject to the ATM was filed with the Securities and Exchange Commission (SEC) and is effective. The offering is being made by means of a prospectus supplement to the base prospectus contained in the registration statement. Before making an investment in these securities, potential investors should read the prospectus supplement and the accompanying base prospectus for more complete information about Obalon and the ATM. Potential investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained, when available, from Canaccord Genuity LLC, Attention: Equity Syndicate Department, 99 High Street, Suite 1200, Boston, Massachusetts 02110, by telephone at (617) 371-3900, or by email at prospectus@cgf.com.
Obalon expects to use net proceeds, if any, from the Agreements with LPC and the ATM program over time as a source for general corporate purposes, which may include, without limitations, sales and marketing costs, clinical studies, research and development costs, manufacturing development, the acquisition or licensing of other businesses or technologies, repayment and refinancing of debt, working capital and capital expenditures.
This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in these offerings, nor will there be any sale of these securities in any jurisdiction in which such offer solicitation or sale are unlawful prior to registration or qualification under securities laws of any such jurisdiction.

Forward-Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Obalon Therapeutics, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor of the Private Securities Reform Act of 1995. Such forward-looking statements involve substantial risks and uncertainties that could cause Obalon Therapeutics' future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the product research, development and regulatory process and risks. Obalon Therapeutics undertakes no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Obalon Therapeutics' business in general, please refer to Obalon Therapeutics’ quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2018, and its current and future periodic reports filed with the Securities and Exchange Commission.
For Obalon Therapeutics, Inc.
Investor and Media Contact:
William Plovanic
Chief Financial Officer
Obalon Therapeutics, Inc.
Office: +1 760 607 5103
wplovanic@obalon.com